EXHIBIT 21.1

Subsidiaries of the Registrant as of December 31, 2011

Name	Jurisdiction
Amarin Pharmaceuticals Ireland Limited	Ireland
Amarin Pharma Inc.	Delaware
Amarin Neuroscience Limited	Scotland
Ester Neurosciences Limited	Israel